March 10, 2006

via U.S. mail and facsimile

E. Scott Beattie
Chairman and Chief Executive Officer
Elizabeth Arden, Inc.
14100 N.W. 60th Avenue
Miami Lakes, FL 33014

 RE: Elizabeth Arden, Inc.
Form 10-K for the fiscal year ended June 30, 2005
Form 10-Q for the fiscal quarter ended September 30, 2005
  File No. 1-6370

Dear Mr. Beattie:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

        If you have any questions regarding these comments,
please
direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

        DIVISION OF
CORPORATION FINANCE